Exhibit 99.1

Sinovac Commences Vaccination on Volunteers for Phase II Clinical Trial on Pandemic Influenza H5N1 Vaccine
Tuesday September 11, 8:00 am ET

BEIJING, Sept. 11 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading China-based biopharmaceutical company focusing on human vaccine development, announced today that it has commenced vaccination of volunteers for its Phase II clinical research study of its pandemic influenza H5N1 vaccine. The Phase II clinical trial is a randomized double-blind study to assess the safety and efficacy of the pandemic influenza H5N1 vaccine. The trial started with 400 adult volunteers vaccinated with Pandemic Influenza whole viron H5N1 Vaccine. The initial result from this study is expected to be available by the end of 2007.

As previously announced, Phase II clinical trial for the H5N1 vaccine were approved in April 2007 by the China State Food and Drug Administration (SFDA). The SFDA approval covers Phase Ib and II trials of the whole viron vaccine and Phase I and II trials of the split vaccine.

Phase Ib clinical trial with whole viron H5N1 vaccine and Phase I clinical trial with split H5N1 vaccine commenced in August 2007. The Company is making good progress on these trials.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com .

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-82890088 Ext. 871
     Fax:   +86-10-62966910
     Email: info@sinovac.com

    Investors/Media Contact:
     Stephanie Carrington
     The Ruth Group
     Tel:   +1-646-536-7017
     Email: scarrington@theruthgroup.com

     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com